UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 7

OUTERWALL INC.

(Name of Subject Company)

OUTERWALL INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

690070107

(CUSIP Number of Class of Securities)

Donald R. Rench

Chief Legal Officer, General Counsel and Corporate Secretary

Outerwall Inc.

1800 114th Avenue S.E.

Bellevue, Washington 98004

(425) 943-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jens M. Fischer Lance W. Bass Perkins Coie LLP 1201 Third Avenue, Suite 4900 Seattle, Washington 98101-3099 (206) 359-8000	Matthew M. Guest, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Outerwall Inc. (the “Company”) with the Securities and Exchange Commission on August 5, 2016 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Aspen Merger Sub, Inc. (“Outerwall Merger Sub”), a wholly owned subsidiary of Aspen Parent, Inc. (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value of $0.001 per share (the “Shares”), at a purchase price equal to $52.00 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Outerwall Merger Sub dated August 5, 2016, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 7. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Explanatory Note:

As contemplated by the proposed settlement of certain litigation described in Item 8 of the Schedule 14D-9 under the heading “Litigation Related to the Transactions”, as further described below and as previously disclosed on August 15, 2016 and August 24, 2016, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. With respect to the litigation, the defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law but have agreed to provide these additional disclosures as part of the proposed settlement in order to avoid the costs, disruption and distraction of further litigation. As noted below, none of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. The additional Company disclosures are as follows:

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

(a) Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph as the fourth paragraph under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Change of Control Agreements”:

“Neither Management VIII nor any other potential bidder engaged in any discussions regarding the retention of the Company’s executive officers and/or directors during the negotiation and bid submission process discussed under Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer.” Except with respect to Mr. Prusch’s agreement to be bound by non-compete provisions for a period of two years following the closing of the Outerwall Merger as described in further detail below and preliminary discussions with certain of the executive officers of the Company about the possible continued employment of those individuals and potential changes to the management of the Company and its affiliates following the closing of the Mergers, which preliminary discussions took place following the announcement of the Transactions and the commencement of the Offer, there have been no other material discussions or negotiations involving retention and/or any continuing relationship between Management VIII, Parent, Outerwall Merger Sub or Redbox Merger Sub, on the one hand, and the Company’s executive officers and/or directors, on the other hand. At the current time, there are no agreements, arrangements or understandings by Management VIII, Parent, Outerwall Merger Sub or Redbox Merger Sub to retain any Company executive officers and/or directors.”

(b) Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence as the second sentence to the existing fourth paragraph (now fifth paragraph) under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Change of Control Agreements”:

“Among other things, Management VIII was focused on ensuring that Mr. Prusch would not compete against the Company should he not be employed by Management VIII or any of its affiliates following the closing of the Mergers.”

Item 4. The Solicitation or Recommendation.

(a) Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” is hereby amended and supplemented by adding the following sentences prior to the final sentence of paragraph 9:

“Such non-disclosure agreements contained customary standstill provisions, which restricted the ability of the potential bidders to take certain actions relating to the acquisition of the Company’s securities or material assets for a period of one to two years, provided that such standstill restrictions fell away once the Company entered into the Merger Agreement. None of the non-disclosure agreements entered into by the potential bidders included any provisions that would preclude their ability to make an offer for the Company following the announcement of the Transactions.”

(b) Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” is hereby amended and supplemented by adding the following sentence to the end of paragraph 20:

“The Board also determined that given the significantly lower proposed price range submitted by Company B relative to that of both Management VIII and Company A, as well as relative to its prior bid submission, Morgan Stanley should inform Company B that it would not be invited to participate in the next stage of the process.”

(c) Item 4 of the Schedule 14D-9 under the headings “Opinion of the Company’s Financial Advisor—Premia Paid Analysis” and “—Discounted Cash Flow Analysis” is hereby amended and supplemented by replacing the entirety of the existing sections with the following:

“Premia Paid Analysis

Using publicly available information relating to (a) all public U.S. target all-cash transactions sized between $1 billion and $2 billion from January 1, 2010 to July 21, 2016 (collectively, the “All Cash Public Transactions”) and (b) all public U.S. target transactions sized between $1 billion and $2 billion from January 1, 2010 to July 21, 2016 (collectively, the “Public Transactions”), Morgan Stanley reviewed the premia paid in connection with such precedent transactions. Based on the analysis of the premia paid in connection with the selected precedent transactions, Morgan Stanley formulated a range of premiums and applied these ranges of premiums to the volume weighted average price of $26.56 per Share from February 4, 2016, the Company’s 2015 fourth quarter earnings announcement date, to February 8, 2016, the date Engaged Capital filed its Schedule 13D disclosing its beneficial ownership of over 14% of the outstanding Shares.

Based on the application of such ranges of premiums to the volume weighted average price of $26.56 per Share, Morgan Stanley calculated (i) based on the 25th and 75th percentile of the All Cash Public Transactions, a range of potential values of $32.25 to $38.25 and (ii) based on the 25th and 75th percentile of the Public Transactions, a range of potential values of $31.25 to $38.25, in each case, per Share, as rounded to the nearest $0.25.

The following is a summary of the information examined by Morgan Stanley:

All Cash Public Transactions

Total Number of Transactions	101
Premiums 1-day Prior to Announcement – 25th Percentile	21.2%
Premiums 1-day Prior to Announcement – 75th Percentile	44.4%

Public Transactions

Total Number of Transactions	141
Premiums 1-day Prior to Announcement – 25th Percentile	18.1%
Premiums 1-day Prior to Announcement – 75th Percentile	44.1%

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis to determine a range of potential equity values per Share, using the financial projections provided by the Company’s management in each of the Core Case, the Unrisked Strategic Case and the Downside Case, as provided by the Company’s management. Morgan Stanley calculated the present value of estimated future cash flows and terminal value for the Company for the three and half years from June 30, 2016 through December 31, 2020 from the projections provided by management. Morgan Stanley calculated the Company’s annual unlevered free cash flows by taking the Company’s projected Adjusted EBITDA less share-based payments, change in working capital/other, capital expenditures, and tax rate based on assumptions provided by the Company. Morgan Stanley calculated the terminal value for the Company by applying a range of NTM EBITDA multiples of 4.0x to 4.5x to the Company’s estimated calendar year 2020 EBITDA. Morgan Stanley selected a range of multiples of 4.0x to 4.5x based upon its professional judgment and experience. Among the factors considered by Morgan Stanley in selecting the multiples were the Company’s historical multiple for 2016 year to date, market expectations, and management projections. The free cash flows and terminal values were discounted to present values as of June 30, 2016 using discount rates ranging from 8.6% to 9.7%, which discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect an estimate of the Company’s weighted average cost of capital. In particular, Morgan Stanley estimated a range of weighted average cost of capital for Outerwall based on a cost of equity ranging from 11.6% to 13.6%, after-tax cost of debt of 4.8%, and debt / total capitalization of 44.8%. Morgan Stanley estimated a cost of equity ranging from 11.6% to 13.6% based on the yield-to-worst on the Company’s senior notes due 2021 on March 14, 2016 of 11.6% plus the average spread of the Company’s cost of equity to yield-to-worst on the Company’s senior notes due 2021 from June 2015 to October 2015. The terminal values calculated by Morgan Stanley implied perpetuity growth rates of (2.2%) – (1.9%), (3.9%) – (3.5%) and (1.5%) – (1.3%) for the Core Case, Unrisked Strategic Case, and Downside Case, respectively. Based on the Company’s net debt balance of $717 million (excluding cash in kiosks, cash in transit and cash identified for settling accrued payables to retailer partners in relation to Coinstar kiosks) as of June 30, 2016 and the outstanding shares of the common stock of the Company on a fully diluted basis as provided by management, Morgan Stanley calculated (i) a range of potential equity values of $41.00 to $49.50 based on the Core Case, (ii) a range of potential equity values of $71.00 to $83.75 based on the Unrisked Strategic Case, and (iii) a range of potential equity values of $27.50 to $34.25, based on the Downside Case, in each case, per Share, as rounded to the nearest $0.25.”

(d) Item 4 of the Schedule 14D-9 under the headings “Opinion of the Company’s Financial Advisor—General” is hereby amended and supplemented by replacing the last three sentences of the penultimate paragraph of the section with the following:

“During the same period, Morgan Stanley and its affiliates have received aggregate fees of between $3 million and $4 million for financial advisory and/or financing services provided to Apollo Global Management, LLC (which is an affiliate of Management VIII) and its subsidiaries, and aggregate fees of between $55 million and $65 million for financial advisory and/or financing services provided to certain entities in which funds affiliated with Apollo Global Management, LLC holds an equity interest. Morgan Stanley also disclosed to the Board that it and its affiliates have current financial advisory and/or financing services assignments with affiliates of Apollo Global Management, LLC unrelated to the transactions with the Company for which Morgan Stanley expected it might receive customary fees if the transactions related to such engagements were completed. Morgan Stanley may also seek to provide such services to Parent and the Company in the future and expects to receive fees for the rendering of these services.”

(e) Item 4 of the Schedule 14D-9 under the heading “Certain Company Forecasts—Important Information Concerning Company Forecasts” is hereby amended and supplemented by replacing paragraphs 7 through paragraph 12 with the following:

“The following is a summary of the Core Case:

Core Case ($ in millions)
Fiscal Year	2016E	2017E	2018E	2019E	2020E
Revenue	2,015	1,786	1,691	1,564	1,475
Adjusted EBITDA(1)	383	389	361	316	286
Capital expenditures	56	49	48	47	47
Free cash flow(2)	192	191	206	173	151
Unlevered free cash flow(3)	218	216	231	192	166

(1)	Adjusted EBITDA is defined as net income plus depreciation and amortization; interest expense, net; income taxes; and share-based payments expense.
(2)	Free cash flow is defined as net income plus depreciation and amortization, share-based payments less change in working capital/other and capital expenditures.
(3)	Unlevered free cash flow is defined as net income plus depreciation and amortization, share-based payments, and tax-effected interest expense less change in working capital/other and capital expenditures.

The Core Case projected growth rates for individual years that result in an 8% compound annual decline in revenue from fiscal year 2015 (actual revenue) through fiscal year 2020, primarily due to secular decline in unit rentals in the Redbox business. The Core Case key assumptions and estimates for fiscal years 2016 through 2020 reflect, among other things, an annual unit rental decline in the Redbox business of 14-21%, partially offset by product margin improvement in Redbox unit rentals and price increases in the Redbox and Coinstar businesses, increased annual savings in the Coinstar business, and an increase in electronic devices and aggregate value per device collected in the ecoATM business. The assumed tax rate applied for each of the fiscal years 2016 through 2020 was 35.5%.

The following is a summary of the Unrisked Strategic Case:

Unrisked Strategic Case ($ in millions)
Fiscal Year	2016E	2017E	2018E	2019E	2020E
Revenue	2,029	1,924	1,923	1,897	1,979
Adjusted EBITDA(1)	388	434	434	416	430
Capital expenditures	58	61	67	75	60
Unlevered free cash flow(2)	220	237	263	234	253

(1)	Adjusted EBITDA is defined as net income plus depreciation and amortization; interest expense, net; income taxes; and share-based payments expense.
(2)	Unlevered free cash flow is defined as net income plus depreciation and amortization, share-based payments, and tax-effected interest expense less change in working capital/other and capital expenditures. In the materials provided in connection with the “fireside chats” to potential bidders, the Unrisked Strategic Case information was included in those materials except that the unlevered free cash flow amounts included therein were estimated at: $220 million for fiscal year 2016, $238 million for fiscal year 2017, $268 million for fiscal year 2018, $242 million for fiscal year 2019, and $261 million for fiscal year 2020. The difference between the initial unlevered free cash flow amounts for the Unrisked Strategic Case and the final unlevered free cash flow amounts for the Unrisked Strategic Case was due to differences in estimates of “cash in system” in connection with assumptions made relating to future international expansion in the Coinstar business.

The Unrisked Strategic Case projected growth rates for individual years that result in a 2% compound annual decline in revenue from fiscal year 2015 (actual revenue) through fiscal year 2020, primarily due to secular decline in unit rentals in the Redbox business. The key assumptions and estimates for fiscal years 2016 through 2020 underlying the Unrisked Strategic Case are the same as those underlying the Core Case, except that the Unrisked Strategic Case provided for a slower rate of unit rentals decline in the Redbox business (i.e., 20% decline in fiscal year 2016 and then 11-17% decline for fiscal years 2017 through 2020) and implementation of certain growth initiatives in the Redbox and Coinstar businesses, including provision of a digital sell-through video-on-demand service offering, a closed-loop marketing solution based on data accumulated through the Company’s businesses and international expansion of the Coinstar business, and additional corporate cost savings. The assumed tax rate applied for each of the fiscal years 2016 through 2020 was 35.5%.

The following is a summary of the Downside Case:

Downside Case ($ in millions)
Fiscal Year	2016E	2017E	2018E	2019E	2020E
Revenue	1,980	1,716	1,588	1,446	1,341
Adjusted EBITDA(1)	349	342	311	264	232
Capital expenditures	56	48	46	45	44
Unlevered free cash flow(2)	205	189	198	160	133

(1)	Adjusted EBITDA is defined as net income plus depreciation and amortization; interest expense, net; income taxes; and share-based payments expense.
(2)	Unlevered free cash flow is defined as net income plus depreciation and amortization, share-based payments, and tax-effected interest expense less change in working capital/other and capital expenditures.

The Downside Case projected growth rates for individual years that result in a 9% compound annual decline in revenue from fiscal year 2015 (actual revenue) through fiscal year 2020, primarily due to secular decline in unit rentals in the Redbox business. The Downside Case key assumptions and estimates are the same as those underlying the Core Case, except that the Downside Case provided for a higher rate of unit rentals decline in the Redbox business (i.e., 14-22% decline in fiscal years 2016 through 2020), lower margin improvements in the Redbox business due to higher product costs, lower annual savings in the Coinstar business, and no increase in electronic devices collected per kiosk per day and a lower increase in aggregate value per device collected in the ecoATM business. The assumed tax rate applied for each of the fiscal years 2016 through 2020 was 35.5%.”

(f) Item 4 of the Schedule 14D-9 under the heading “Certain Company Forecasts—Information about the Company’s Non-GAAP Financial Measure” is hereby amended and supplemented by replacing the disclosures under the subheading “Free Cash Flow” with the following:

“The Company believes free cash flow is an important non-GAAP measure as it provides additional information regarding the Company’s ability to service, incur or pay down indebtedness and repurchase its securities.

A reconciliation of free cash flow and unlevered free cash flow for the Core Case and unlevered free cash flow for the Unrisked Strategic Case and Downside Case to net income, the most comparable GAAP financial measure, is presented in the following tables (totals may not add due to rounding):

Core Case ($ in millions)
	2016E	2017E	2018E	2019E	2020E
Net income	110	139	136	118	111
Depreciation and amortization	151	118	96	87	75
Share-based payments	21	16	16	16	16
Change in working capital/other	(33)	(32)	7	(0)	(4)
Capital expenditures	(56)	(49)	(48)	(47)	(47)

Free cash flow	192	191	206	173	151

Net income	110	139	136	118	111
Depreciation and amortization	151	118	96	87	75
Share-based payments	21	16	16	16	16
Tax-effected interest expense	26	25	25	19	15
Change in working capital/other	(33)	(32)	7	(0)	(4)
Capital expenditures	(56)	(49)	(48)	(47)	(47)

Unlevered free cash flow	218	216	231	192	166

Unrisked Strategic Case ($ in millions)
	2016E	2017E	2018E	2019E	2020E
Net income	114	169	181	177	198
Depreciation and amortization	151	123	105	102	90
Share-based payments	21	10	10	10	10
Tax-effected interest expense	26	25	25	19	15
Change in working capital/other	(33)	(28)	9	0	(0)
Capital expenditures	(58)	(61)	(67)	(75)	(60)

Unlevered free cash flow	220	237	263	234	253

Downside Case ($ in millions)
	2016E	2017E	2018E	2019E	2020E
Net income	89	110	104	86	77
Depreciation and amortization	151	118	95	85	73
Share-based payments	21	16	16	16	16
Tax-effected interest expense	26	25	25	19	15
Change in working capital/other	(24)	(31)	5	(2)	(4)
Capital expenditures	(56)	(48)	(46)	(45)	(44)

Unlevered free cash flow	205	189	198	160	133 ”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as the sixth and seventh paragraphs under the heading “Litigation Related to the Transactions”:

“On September 16, 2016, Outerwall and the individual defendants in the Abbas, Baumgartner, Hunter, Mallinger, and Filippov actions (the “Actions”) entered into a memorandum of understanding (“MOU”) with the plaintiffs in such Actions regarding the settlement of the Actions. Pursuant to the MOU, Outerwall agreed to make available in an amendment to the Schedule 14D-9 additional information to Outerwall stockholders (the “Supplemental Disclosures”). The Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, and the documents incorporated by reference therein. Outerwall and the other defendants deny all of the allegations in the Actions, including any allegations asserting a violation of federal or state law, and believe the disclosures in the Schedule 14D-9 are adequate. Nevertheless, Outerwall and the other defendants have agreed to settle the Actions in order to avoid the costs, disruption, and distraction of further litigation.

The MOU contemplates that the parties would enter into a stipulation of settlement, which would be subject to customary conditions, including court approval following notice to Outerwall’s former stockholders. It also contemplated that in the event that the parties enter into a stipulation of settlement, a hearing would be scheduled at which a court overseeing the Actions would consider the fairness, reasonableness and adequacy of the settlement. If the settlement is finally approved by the court, it would resolve and release all claims that were brought or could have been brought in the Actions, including claims challenging any disclosure made in connection with the Transactions, pursuant to terms that will be disclosed to Outerwall’s former stockholders prior to final approval of the settlement. In addition, in connection with the settlement, the MOU contemplates that counsel for plaintiffs in the Actions will file a petition for an award of attorneys’ fees and expenses to be paid by Outerwall or its successor.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: September 16, 2016

OUTERWALL INC.

By:	/s/ Donald R. Rench
Name:	Donald R. Rench
Title:	Chief Legal Officer, General Counsel and Corporate Secretary